September 3, 2009

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	China TopReach Inc.
Form 20-F for the year ended December 31, 2008
Filed on June 2, 2009
Last correspondence filed on July 29, 2009
File No.: 000-52416

Ladies and Gentlemen:

On behalf of China TopReach Inc. (the “Company”), we are electronically transmitting hereunder this letter in response to a comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 20, 2009.

In this letter, we have listed the Staff’s comments in italics and have followed each comment with the Company’s response.

Annual Report on Form 20-F for the year ended December 31,2008
Unaudited pro forma Consolidated Financial Statement, page 57

Pro Forma Adjustments. Page 57
1.
We refer to the revised adjustments (i) and (k) in response to our prior comment 3. Please tell us the accounting method used to account for treasury share (i.e. cost or par value method). In this regard, if the ordinary shares were repurchased, please tell us why you have an adjustment to ordinary shares for the par value of the treasury shares acquired. The treasury stock account is a contra-equity account, and as such, there is no need to reduce ordinary shares unless the stock was retired. In this case, as the treasury stock has a balance, it appears as though the shares were not retired. Please tell us the method used and clarify your current entries, otherwise, please revise to comply with either the cost or par value method of accounting for treasury stock.

Response: Pursuant to the Staff’s comments, we clarify that the Company adopts the par value method to account for treasury shares. The company has determined to retire the shares repurchased, we have revised the adjustments to reflect the shares retired.

China TopReach Inc.
Pro Forma Consolidated Balance Sheet
December 31, 2008
(unaudited)

	OMH	China TopReach	Pro Forma Adjustment		Pro Forma Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,575,868	$59,307	$39,570,650	(a)	$649,338
			130,790	(f)
			(1,477,071)	(h)
			(16,108,189)	(i)
			16,519,204	(j)
			(16,519,204)	(j)
			(16,519,204)	(k)
			(6,582,813)	(l)
Investment held in trust	-	39,570,650	(39,570,650)	(a)	-
Investment held in trust for Underwriters	-	802,160	(802,160)	(f)	-
Accounts receivable, net	16,884,379				16,884,379
Prepayments	3,709,577	3,877			3,713,454
Other receivables	1,330,754				1,330,754
Inventories	287,909	-			287,909
Total current assets	23,788,487	40,435,994	(41,358,647)		22,865,834

Property, plant and equipment, net	5,160,262	-			5,160,262
Deposits to newspapers	24,096,370				24,096,370
Deferred expenses	126,450				126,450
Intangible assets, net	746,242	-			746,242
Deferred offering costs	521,713				521,713
Total assets	$54,439,524	$40,435,994	$(41,358,647)		$53,516,871

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term bank loans	$5,325,202				$5,325,202
Accounts payable	3,833,745	41,631			3,875,376
Advances from customers	974,908				974,908
Income tax payable	1,667,432				1,667,432
Accrued expenses and other current payables	9,215,470				9,215,470
Amounts due to related parties	3,521,856				3,521,856
Amounts due to shareholders	5,790,247		6,000,000	(b)	11,790,247
Amounts due to minority interest	590,879				590,879
Amounts due to underwriter		802,160	(802,160)	(f)	-
Total current liabilities	30,919,739	843,791	5,197,840		36,961,370
Total liabilities	30,919,739	843,791	5,197,840		36,961,370
Minority interest	67,613				67,613
Ordinary shares subject to possible conversion to cash (997,501 shares at conversion value)	-	8,070,489	(8,070,489)	(d)	-

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	-	-			-

Ordinary shares	-	6,139	4,259	(c)	5,692
			(200)	(g)
			336	(h)
			(1,973)	(i)
			(2,052)	(k)
			(817)	(l)
Registered Capital	50,000		(50,000)	(c)	-

Additional paid-in capital	8,100,378	29,903,440	(6,000,000)	(b)	1,180,402
			(4,259)	(c)
			50,000	(c)
			8,070,489	(d)
			1,612,135	(e)
			130,790	(f)
			200	(g)
			(1,477,407)	(h)
			(16,106,216)	(i)
			(16,517,152)	(k)
			817	(l)
			(6,582,813)	(l)
Retained earnings/(deficit) accumulated during the development stage	14,067,477	1,612,135	(1,612,135)	(e)	14,067,477
Accumulated other comprehensive income
Foreign currency translation adjustment	1,234,317				1,234,317
Total shareholders’ equity	23,452,172	31,521,714	(38,485,998)		16,487,888
Total liabilities and shareholders’ equity	$54,439,524	$40,435,994	$(41,358,647)		$53,516,871

2.
We note your response to our prior comments 4 and 7. It appears from your response to our prior comment 4 and your disclosure on page F-17 that the 2,000,000 shares will be held in an escrow account and will be released only if the surviving company meets certain after-tax profit targets for the years 2008 and 2009. Since the surviving company has yet to meet these profit targets, it appears that the 2,000,000 share are more line with a contingent consideration, as these shares will only be released to OMH if the profit targets are met. Based on the above, it appears that the 2,000,000 shares should be reflected as held by OMH, when OMH obtains rights to those shares. Please revise or advise accordingly.

Response: We agree with the Staff’s comments.  The related share number has been revised accordingly.

Shares issued in the Transaction:
Ordinary shares issued to OMH shareholders:	4,259,000
Add: Shares transferred by ChinaGrowth Management to OMH shareholders	200,000
Shares issued to consultants	335,972
Shares issued in the Transaction	4,794,972
CGSAC weighted average shares:
Original total shares of ChinaGrowth	6,138,500
Less: Private repurchases by the Company	(1,972,896)
Redeemed shares	(817,442)
Repurchased shares by OMH	(2,052,075)
Shares forfeited by ChinaGrowth management	(200,000)
Shares transferred from ChinaGrowth management to OMH shareholders as a supplemental of consideration	(200,000)
ChinaGrowth weighted average shares	896,087
Basic shares	5,691,059

ChinaGrowth incremental shares relating to warrants	1,224,389
ChinaGrowth incremental shares relating to underwriters purchase option	-
Diluted Shares	6,915,448

China TopReach Inc.
Pro Forma Consolidated Statement of Income
December 31, 2008
(unaudited)

	OMH		China TopReach		Pro Forma Adjustment		Pro Forma Consolidated

Gross revenue		$56,215,975		$-	$		$56,215,975
Cost of sales		(36,335,645)					(36,335,645)
Gross profit		19,880,330					19,880,330

Operating expenses
General and administrative expenses		(4,424,954)		(368,451)			(4,793,405)
Sales and marketing expenses		(2,398,030)		-			(2,398,030)
Total operating expenses		(6,822,984)		(368,451)			(7,191,435)

Operating Income		13,057,346		(368,451)			12,688,895

Other Income/(Expense)
Other income – net		505,988		-			505,988
Interest expense		(444,546)					(444,546)
Interest income		21,349		590,774			612,123
Income before taxes and minority interest		13,140,137		222,323			13,362,460

Income tax		(1,707,597)		-			(1,707,597)
Income before minority interest		11,432,540		222,323			11,654,863

Minority interest		(78,328)					(78,328)
Net income		$11,510,868		$222,323	$		$11,733,191

Net income per share- basic	$		$		$	(j)	2.06
Net income per share – diluted						(j)	1.70

3.
We note your response to our prior comment 9. As previously requested, please reconcile the total number of warrants outstanding as of fiscal year ended December 31, 2008 as more fully described in Note 3 to your financial statements on page F-14 and F-15 to the 5,913,500 used by you in calculating incremental shares of 1,224,389 as reflected in your response to our comment 9. In a related matter, please explain if the warrants sold as part of the 5,013,500 IPO units as more fully described in Note 3 to your financial statements on page F-14 continued to be outstanding after the company purchased 1,972,896 shares of ChinaGrowth and repurchased 2,052,075 shares of ChinaGrowth purchased by OMH as more fully described in your response to our prior comment 16. If the aforementioned warrants continued to be outstanding after the company purchased 1,972,896 shares of ChinaGrowth and repurchased 2,052,075 shares of ChinaGrowth purchased by OMH, please tell us who owned the warrants at the time of OMH recapitalization transaction occurred. If the aforementioned warrants were no longer outstanding after the company purchased 1,972,896 shares of ChinaGrowth and repurchased 2,052,075 shares of ChinaGrowth purchased by OMH, please explain the nature of the transaction causing those warrants to no longer be outstanding. We may have further comment upon receipt of your response.

Response: To follow the Staff’s suggestion, we revised Note 3 to the financial statements on page pp. F-14 and F-15 and pp. F-18. All the warrants are still outstanding and mostly owned by the funds which invested in ChinaGrowth South in connection with the completion of its IPO.

Item 11. Quantitative and Qualitative Disclosures about Market Risk. Page 72

4.
We note your response to prior comment 11 and are unclear as to how the revised proposed disclosures comply with the requirements outlined in Part I, Item 11 of the Form 20-F instructions. Please revise your discussion of market risk (including interest rate risk and foreign currency exchange risk) so that it is presented in one of the formats outlined in Part I, Item 11 of the Form 20-F instructions. Specifically, provide either a tabular disclosure of market risk sensitive instruments, a sensitivity analysis, or value at risk disclosures.

Response:  Pursuant to the Staff’s comment, we have revised the disclosure regarding market risk on p. 72 as follows:

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk. We are exposed to interest rate risk due primarily to our short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities under which we had outstanding borrowings as of December 31, 2008, would decrease net income before provision for income taxes by approximately $0.05 million for the fiscal year ended December 31, 2008.  Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.  We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that, in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of our earnings and cash assets are denominated in RMB, but our reporting currency is the U.S. dollar, fluctuations in the exchange rate between the U.S. dollar and the RMB will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $0.4 million based on our outstanding revenues, costs and expenses, assets, and liabilities denominated in RMB as of December 31, 2008.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge its exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Inflation. Inflationary factors, such as increases in our overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of our products do not increase with these increased costs.

5.
We note your revised disclosure in response to prior comment 12. Specifically, we note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your future filings to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 15a of the Form 20-F instructions and Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

Response: Pursuant to the Staff’s comments we have revised the disclosure on p. 73 to clarify that the Company’s disclosure controls and procedures are also effective to ensure the information required to be disclosed in the reports that the Company files under the Exchange Act is accumulated and communicated to our management, including our principle executive officer and principal financial officer to allow timely decisions regarding required disclosure as follows:

(a) Disclosure Controls and Procedures .

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2008, the end of the period covered by the annual report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

6.
We note from your response to our prior comment 15 that the company plans to account for the additional shares at fair value in the company’s annual report on Form 20-F for the year ended December 31, 2009 in the event the profit objectives are met. Given that these additional shares will be issued to OMH (the accounting acquirer) if the earn-out provisions are met, the accounting would be similar to a stock dividend. In this regard, please confirm that you will transfer the fair value of the shares issued from retained earnings to ordinary shares and additional paid in capital in accordance with ARB 43, Chapter 7, Section B, paragraph 10.

Response: We hereby confirm and agree with the Staff’s observation and comment.

7.	In a related matter, please also confirm that the effects of this stock dividend on earnings per share will be applied retroactively in accordance with SFAS 128, paragraph 54

Response: We hereby confirm that the effects of this stock dividend on earnings per share will be adjusted retroactively for all periods presented to reflect the change in capital structure in accordance with SFAS 128, paragraph 54.

8.
We note your responses to our prior comments 20 and 21. Based on your responses, it appears that the payment of such deposits and utilization of such deposits represent a substantial part of your operations and not an investment. As such, please provide us with the basis that supports your conclusions that such payments of deposits and utilization of the deposits are properly classified as investing activities. Alternatively, please revise to reclassify such cash flows as operating activities.

Response: Pursuant to the Staff’s comments, we will reclassify the payment and utilization of deposits as operating activities on pp. F-24 accordingly.

	Year Ended December 31,
	2008	2007	2006
	USD	USD	USD

Cash flows from operating activities:

Net income	$11,510,868	$4,284,605	$1,318,622

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	736,464	493,893	213,875
Amortization	25,026	11,356	9,403
Minority interests	(78,328)	75,051	9,160
Changes in assets and liabilities:
Trade receivables	(12,739,197)	(3,359,137)	(248,177)
Inventories	1,344,106	3,101,168	(3,904,043)
Prepayments	1,213,422	(1,779,501)	1,695,382
Other receivables	(2,996,907)	77,821	(825,459)
Amounts due from related parties	79,106	188,852	(267,958)
Deposits paid	(14,528,598)	(8,885,582)	(4,651,310)
Deposits utilized	7,685,027	-	-
Trade payables	129,542	(2,381,789)	5,258,483
Income tax payable	1,058,430	517,332	(105,534)
Advances from customers	384,390	265,515	(173,301)
Accrued expenses and other current payables	1,046,292	1,717,011	(314,494)
Net cash used in operating activities	$(5,130,357)	$(5,673,405)	$(1,985,351)

Cash flows from investing activities:
Purchase of property, plant and equipment	$(572,139)	$(2,675,563)	$(648,425)
Expenditures for intangible assets and
deferred expenses	(843,383)	52,265	(1,207)
Net cash used in investing activities	$(1,415,522)	$(2,623,298)	$(649,632)

Cash flows from financing activities:
Capital injected	$40,000	$-	$-
Shareholders additional contribution	771,011	1,621,644	-
Short-term borrowings/(repayment)	3,043,308	(660,223)	2,570,526
Deferred offering costs	(521,713)	-	-
Dividends paid	-	(2,254,690)	(785,236)
Advances from third parties	(3,999,042)	6,385,787	895,426
Amounts due to related parties	1,518,983	1,363,283	639,590
Amounts due to shareholders	5,741,282	(1,389,001)	1,437,966
Amounts due to minority interests	(231,826)	726,917	95,298
Net cash provided by financing activities	$6,362,003	$5,793,717	$4,853,570

Effect of foreign currency conversion on cash	500,547	648,747	190,337

Net increase/(decrease) in cash and cash equivalents	$316,671	$(1,854,239)	$2,408,924

Cash and equivalents, Beginning	1,259,197	3,113,436	704,512
Cash and equivalents, Ending	$1,575,868	$1,259,197	$3,113,436

9.
Your response to prior comment 24 indicates that you receive publishing/printing revenue. Please tell us the nature of such publishing revenue, including to whom the printed newspapers are sold (e.g. individuals, businesses, etc.). Furthermore, as originally requested, please tell us, and revise your disclosures to include further details concerning if subscriptions are received for publishing revenue and how you account for the revenue from such subscriptions.

Response: Pursuant to the Staff’s comments, we have revised the “revenue recognition” on p-38 to disclose the revenue category more specifically. Further, we provide the following background information for the Staff’s reference.

In China, the publishing right is still owned by the state-owned Newspaper. The Company only provided publishing consulting services to the Newspaper in order to improve the efficiency of publishing and earn insignificant publishing consulting service fees. The Company provides printing service to the Newspaper in order to improve the printing quality of the newspaper and earn insignificant printing service fees. The subscribers enter into a contact or purchase order with the Newspapers rather than the Company. The publishing and printing service income of the Company is not associated with subscriptions.

P-38

The Company generates revenue primarily from advertising to end customers and printing service and publishing consulting services provided to the Newspapers. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured. Revenue from advertising contracts, net of rebates is generally recognized over the period in which the advertisement is displayed. Revenue from printing, net of value-added tax, is recognized when the service is provided. A government subsidy is recognized when there is a reasonable assurance that the Company has complied with the conditions attaching with it and that the grant will be received. Interest income is recognized on a time proportional basis, by reference to the principal outstanding and using the effective interest met.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F, (ii) Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact William Haddad (212-335-4998) should you have any questions.  Thank you.

Very truly yours,

/s/ William N. Haddad

William N. Haddad